BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 14 January 2015

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc SAYE Share Option Scheme (2003)
Period of return:From: 1 July 2014	To:31 December 2014
Balance of unallotted securities under scheme(s) from previous return:	1,722,373

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 447,018

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 1,275,355

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 14 January 2015

Name of applicant:	Reed Elsevier PLC
Name of scheme:	Reed Elsevier Group plc SAYE Share Option Scheme (2013)
Period of return:	From:	1 July 2014	To:	31 December 2014
Balance of unallotted securities under scheme(s):199,540

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): N/A

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 3,450

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 196,090

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 14 January 2015

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (2003)
Period of return: From: 1 July 2014To:	31 December 2014
Balance of unallotted securities under scheme(s) from previous return:	5,212,159

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 706,872

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 4,505,287

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 14 January 2015

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (2013)
Period of return: From: 1 July 2014To:	31 December 2014
Balance of unallotted securities under scheme(s) from previous return:	192,390

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 5,911

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 186,479

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 14 January 2015

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Long Term Incentive Share Option Scheme
Period of return:From: 1 July 2014	To:	31 December 2014
Balance of unallotted securities under scheme(s) from previous return:	172,612

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 29,949

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 142,663

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653